Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

August 3, 2006
Our ref. No. PI 078

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on August 3, 2006

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	MC Macro Fund Inc.
Address:	Maples and Calder/M&C Corporate Services Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands
President:	Keiji Saito
Business:	SPC (Corporation type hedge fund)
Established:	October 1999
Capital:	10.1 Billion Yen
Shareholder:	Mitsubishi Corporation (98.81%) Sky Horse management (1.19%)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

Mitsubishi Corporation has decided to discontinue its investment in the above fund, from the perspective of the efficient allocation of assets following a review of fund investment operations.

3. Schedule

Completion of liquidation: December 2006 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

###